

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Kevin Hagen
Chief Executive Officer
PotNetwork Holdings, Inc.
3531 Griffin Road
Fort Lauderdale, FL 33312

   Re: PotNetwork Holdings, Inc.
    Registration Statement on Form 10-12G
    Filed May 9, 2019
    File No. 000-55969

Dear Mr. Hagen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Jonathan D. Leinwand, Esq.